Exhibit 12

E.  I.  DU  PONT  DE  NEMOURS  AND  COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Successor	Predecessor
	For the Period September 1 - September 30, 2017	For the Period January 1 - August 31, 2017	Nine Months Ended September 30, 2016
Income from continuing operations before income taxes	$(298)	$1,791	$2,474
Adjustment for companies accounted for by the equity method	7	(42)	(41)
Less: Capitalized interest	(2)	(18)	(18)
Add: Amortization of capitalized interest	—	18	21
	(293)	1,749	2,436
Fixed charges:
Interest and debt expense	27	254	278
Capitalized interest	2	18	18
Rental expense representative of interest factor	6	47	76
	35	319	372
Total adjusted earnings available for payment of fixed charges	$(258)	$2,068	$2,808
Number of times fixed charges earned	N/A 1	6.5	7.5

1 The ratio coverage for the period September 1 to September 30, 2017 is less than 1:1. DuPont would need to generate additional earnings of approximately $293 million to achieve coverage of 1:1 for the period September 1 to September 30, 2017.